SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

February 27th, 2017

SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law approved by Law N° 093-2002-EF and SMV Resolution for Material Events and Reserved Information and Other Communications N° 005-2014-SMV-01 (the “Resolution”), Credicorp Ltd. complies with notifying you of the following Material Event.

Today, February 27th, 2017, we have been given notice that our subsidiary Grupo Crédito S.A. has launched a voluntary purchase offer to acquire up to 1,619,916 shares representing 1.55% of the capital stock of El Pacífico Peruano-Suiza Cía. de Seguros y Reaseguros, at S/10.00 par value each, not currently held by Grupo Crédito S.A. or by any person related to Credicorp. It is worth mentioning that Grupo Crédito S.A. currently owns 36.35% of the capital stock of El Pacífico Peruano-Suiza Cía. de Seguros y Reaseguros.

The details of the offer are detailed below:

Issuer:	EL PACIFICO – PERUANO SUIZA CIA. DE SEGUROS Y REASEGUROS
Purchaser:	Grupo Crédito S.A.
Procedure:	The purchase offer (the “Offer”) shall be in the form of a stock exchange operation, through an open purchase order within the Floor Trading centralized mechanism of the Lima Stock Exchange, by continuous trading.
Broker:	Credicorp Capital Sociedad Agente de Bolsa S.A. (“Credicorp Capital Bolsa”), with registered office at Av. El Derby N° 055, Torre 4, Piso 8, District of Santiago de Surco, Province and Department of Lima, Peru.
Securities to be purchased:

The Offer is made for up to 1,619,916 outstanding shares (the “Shares”) (mnemonic PSUIZAC1) representing 1.55% of the capital stock of the Issuer. The Shares are S/10.00 par value each and entered in the Public Registry of the Securities Market of the Securities Market Superintendence and listed on the Lima Stock Exchange.

The effect of the Offer is not subject to the purchase of a minimum number of Shares.

Price:	The Offer price is S/34.06 per Share. Payment shall be made in cash, upfront and in Soles.
Term of the Offer:	The term of the Offer is 15 days of Floor Trading as from Tuesday, February 28, 2017. This term may be extended if so decided by the Purchaser.
Deadline to enter proposals:	Stock brokerage firms who have obtained purchase orders shall enter the proposals in the Standard Ledger, with the mnemonic PSUIZAC1, at the continuous trading hours for cash operations applicable to the security, from February 28, 2017 to March 30, 2017, unless the Offer is extended.

Settlement of the Offer:	Settlement shall be made at the T+3 as from completion of the operations arising from the Offer, in Soles, through Cavali S.A. ICLV, by the usual settlement mechanism for cash operations in continuous trading at the secondary stock market.
Place and procedure of acceptance of the Offer:

Within the term of the Offer, holders of Shares wishing to participate in Offer shall issue a sale order to the stock brokerage firm with whom they work.

Placement of a sale proposal by a stock brokerage firm implies full acceptance of the terms and conditions of the Offer as they appear in this document.

If the Shares are represented by physical certificates, prior to submitting the sale order, the shareholder shall coordinate with its stock brokerage firm to proceed to dematerialize the shares within the term of the Offer.

Offer expenses:

The Purchaser shall bear all costs, expenses and fees which, as purchaser, may arise as a result of the participation of Credicorp Capital Bolsa as stock broker for the Offer.

The parties accepting the Offer shall bear and pay at their sole cost and expense all brokerage costs on account of stock broker fees, payments to the Securities Market Superintendence, the Lima Stock Exchange, Security Fund, CAVALI S.A. I.C.L.V. and all other costs, expenses and taxes due by parties accepting the offer as a result of the floor-traded sale of their shares.

Tax treatment

The parties accepting the Offer shall assess with their tax advisors the tax effects associated with the sale of the Shares.

As of the date of the Offer, the Shares are not listed in the stock exchange, whereby any capital gains from the sale thereof is subject to payment of Income Tax, as provided in Law N° 30341 and its Regulations, approved by Supreme Decree N° 382-2015-EF.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger_

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27th, 2017

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative